INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933                Facsimile: (678) 840-2126

July 8, 2013

Sheila Stout

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:	VII Peaks-KBR Co-Optivist Income BDC II, Inc.

Comments to Form N-2, Post-Effective Amendment No. 3

Filed June 6, 2013

File No. 333-176182

Dear Ms. Stout:

I am writing as counsel to VII Peaks-KBR Co-Optivist Income BDC II, Inc. (the “Company”) to follow-up our phone conversation on July 2, 2013 regarding the Post-Effective Amendment No. 3 to the Company’s Form N-2 filed on June 6, 2013, and the proposed amendments to the financial statements of the Company. I previously sent you redlined versions of the Company’s Form 10-Q for the periods ending March 31, 2012, June 30, 2012, September 30, 2012 and March 31, 2013, and its Form 10-K for the period ending December 31, 2012, which show changes that the Company proposes to make to the versions originally filed to reflect the changes in accounting and disclosure that we have discussed over the last month. Below is the Company’s response to the specific issues we discussed in the call:

1. As suggested, the line items “due from related party” and “management and incentive fee payable” are not netted on the balance sheets.

2. As suggested, in all of the financial statements, organization and offering costs have been aggregated into one line item, since the investment advisory agreement does not distinguish between the two types of expenses for purposes of determining the reimbursement amount.

3. As suggested, the notes to the financial statements pertaining to related party transactions have been modified to disclose (a) the amount of organization and offering costs incurred during the period of the report, and from inception to date, (b) the amount that was reimbursed during the period, and (c) the fact that the manager continues to incur organization and offering expenses as the offering continues, and thus the amount subject to reimbursement is expected to grow over time. A sample of such language, taken from the Form 10-K/A for the year ended December 31, 2012 is below:

“Under the investment advisory agreement, the Manager bears all offering and organizational expenses. Pursuant to the terms of the investment advisory agreement, the Fund has agreed to reimburse the Manager for any such organizational and offering expenses incurred by the Manager not to exceed 1.5% of the gross subscriptions raised by the Fund over the course of the offering period, which is currently scheduled to terminate two years from the initial offering date, unless extended. From each sale of common stock, the Fund will pay the Manager the lesser of 1.5% of the gross offering proceeds or the amount of unreimbursed offering and organizational expenses incurred by the Manager.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

July 8, 2013

During the year ended December 31, 2012 and for the period from August 4, 2011 (inception) through December 31, 2011, the Manager incurred organizational and offering costs of $975,000 and $454,000, respectively. Of the total $1,429,000 organizational and offering costs incurred from inception through December 31, 2012, $142,000 was reimbursed to the Manager during the year ended December 31, 2012. The Fund expects that the Manager will continue to incur organizational and offering costs as the Fund’s offering continues, and such additional organizational and offering costs will increase the amount to which the Manager will be entitled to reimbursement from gross offering proceeds. The unreimbursed amount will be eligible for reimbursement to the extent the Fund receives subscriptions until March 1, 2014, which is the currently scheduled date that the offering period ends, unless it is extended. Organizational and offering expenses paid for by the Manager and reimbursed by the Fund are expensed on the Fund’s statement of operations as they are payable to the Manager.”

4. The revised audit report will contain disclosure of a restatement due to the correction of an error by the following paragraph:

“As described in Note 2 and 3 to the financial statements, the Company is restating its financial statements to correct an error in the accounting for organization and offering expenses.”

5. The financial statements no longer allocate any part of distributions to unrealized gains; instead, that portion of the distributions that was formerly allocated to unrealized gains is now allocated to accumulated distributions in excess of net investment income on the balance sheet and to distributions from paid in capital on the Statement of Changes in Net Assets and the distribution schedule contained in the notes to the financial statements.

6. The organization and offering expense amount in the quarter ended March 31, 2013 is $111,000. Attached hereto as Exhibit A is a chart showing how the amount was calculated.

7. Attached hereto as Exhibit B is a reconciliation of the amounts previously reported as due from related party with the amounts reported as due from related party in the amended reports that I emailed you this morning.

8. Below is the Company’s analysis of why it believes its internal control over financial reporting is effective despite the restatement of its financials to correct an error in the accounting for organizational and offering costs:

We believe our internal control over financial reporting (“ICFR”) is effective and does not contain a material weakness.  We also recognize that the Securities and Exchange Commission in release 33-8810, “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934” states “management should evaluate whether the following situations indicate a deficiency in ICFR exists and, if so, whether it represents a material weakness:

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

July 8, 2013

• Identification of fraud, whether or not material, on the part of senior management;

• Restatement of previously issued financial statements to reflect the correction of a material misstatement;

• Identification of a material misstatement of the financial statements in the current period in circumstances that indicate the misstatement would not have been detected by the company's ICFR; and

• Ineffective oversight of the company’s external financial reporting and internal control over financial reporting by the company’s audit committee.”

We have performed such an evaluation and our thoughts are outlined as follows:

There has been no fraud on the part of senior management, no identification of a material misstatement in the current period, nor ineffective oversight by the audit committee.  We acknowledge that we are restating our financial statements so that we limit the expensing of our organizational and offering expenses to 1.5% of gross proceeds raised.  Previously, we (i) capitalized all offering costs incurred prior to the commencement of operations and expensed them over twelve months from the commencement of operations, (ii) expensed offering costs incurred after the commencement of operations as incurred, and (iii) expensed organizational costs as incurred.  In establishing our original policy for organizational and offering costs management followed its established procedures for internal controls.  This included the CFO’s research under authoritative guidance and review of filings of other BDC registrants.  The CFO’s research and conclusions were presented to the Executive Management of the Company and upon approval presented to both the audit committee and the external auditors.  In arriving at the original accounting policy, the company examined the investment advisory agreement between the fund and the manager which makes it clear that operational expenses, including O&O, are the responsibility of the Fund.  However, the agreement limits the funds exposure to 1.5% of gross proceeds and to total actual O&O costs incurred, provided that enough gross proceeds were raised to cover such O&O costs.  Management believed that the Fund would raise sufficient gross proceeds raised over time incur to require full reimbursement to the manager of organizational and offering costs, and accordingly, the Fund accounted for organization and offering costs under ASC 946-20, 25 and 26 and 35-5 (copied below).

> Offering Costs

25-5 Offering costs of closed-end funds and investment partnerships shall be charged to paid-in capital upon sale of the shares or units.

25-6 Offering costs of open-end investment companies and of closed-end funds with a continuous offering period shall be recognized as a deferred charge.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

July 8, 2013

> Offering Costs

35-5 Offering costs recognized as a deferred charge under paragraph 946-20-25-6 shall be amortized to expense over 12 months on a straight-line basis when operations begin.

The Company believed it had taken a conservative position in its policy as it considered the obligation of the fund to pay organizational and offering costs would be owed and paid over a reasonable time as gross proceeds were raised.  Despite the fact that the financials are being restated to limit the amount of organizational and offering costs to 1.5% of gross proceeds, the Company believes that it followed its policies and procedures and arrived at a reasonable conclusion.  The Company believes that at the time of the policy and through the date of this letter it has maintained effective controls over financial reporting.

 We look forward to discussing this with you after you have had a chance to review it, and answering any questions that you have.

Very truly yours,

INVESTMENT LAW GROUP OF DAVIS GILLETT
MOTTERN & SIMS, LLC

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

July 8, 2013

I, Gurpreet S. Chandhoke, hereby certify that I have read the foregoing letter dated July 8, 2013, by Robert J. Mottern, counsel for the VII Peaks-KBR Co-Optivist Income BDC II, Inc. and I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VII Peaks-KBR Co-Optivist Income BDC II, Inc.

/s/ Gurpreet S. Chandhoke

Gurpreet S. Chandhoke, Chief Executive Officer

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

July 8, 2013

EXHIBIT A

Date	Total Subscription Amount	# of Shares	Org. and Off.
1/17/2013	$1,723,000.00	172,676.34	$25,845.00
1/31/2013	$1,244,350.00	124,547.90	$18,665.25
2/15/2013	$1,107,699.78	110,958.15	$16,615.50
Total @ $10.00	$4,075,049.78	408,182.40	$61,125.75

2/28/2013	$966,000.00	95,172.41	$14,490.00
3/14/2013	$987,261.00	97,452.48	$14,808.92
3/28/2013	$1,395,700.00	138,137.72	$20,935.50
Total @ $10.15	$3,348,961.00	330,762.62	$50,234.42

Grand Total	$7,424,010.78	738,945.01	$111,360.16

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

July 8, 2013

EXHIBIT B

FY 2012
Due From	107	Original
	1,277	Reverse original payable to manager
	(1,384)	Reverse original expense reimbursement
	4	Rebook expense reimbursement total for 2011
	520	Rebook expense reimbursement total for 2012
	31	Expenses paid by fund on behalf of manager
As revised	555	As reported in amended 10-K

Q1 2013
Due From	610	Original
	1,281	Reverse original payable to manager
	(1,891)	Reverse original aggregate expense reimbursement
	524	Expense reimbursement total carryforward from 2011 and 2012
	31	Addition due from manager for 2012
	249	Rebook expense reimbursement for 2013 Q1
	42	Additional expenses paid by fund on behalf of manager
As revised	846	As reported in amended 10-Q

000’s omitted